UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Virage Logic Corporation

File No. 0-31089 – CF # 24362

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Virage Logic Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Amendment No. 2 to a Form 8-K filed on November 9, 2009.

Based on representations by Virage Logic Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through December 31, 2016
Exhibit 10.1	through December 31, 2016
Exhibit 10.2	through December 31, 2016
Exhibit 10.3	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel